ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

TD Asset Management USA Funds Inc.		00528109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 23, 2009	April 15, 2009 to April 15, 2010	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

TD Asset Management USA Funds Inc., a series fund consisting of:
    o TDAM Institutional Money Market Fund
            • Institutional Service Class
            • Institutional Class
            • Commercial Class
    o TDAM Institutional U.S. Government Fund
            • Institutional Service Class
            • Institutional Class
    o TDAM Institutional Treasury Obligations Money Market Fund
            • Commercial Class
            • Institutional Service Class
    o TDAM Short-Term Bond Fund
    o TDAM Short-Term Investment Fund
    o TDAM California Municipal Money Market Portfolio
    o TDAM Money Market Portfolio
    o TDAM Municipal Portfolio
    o TDAM New York Municipal Money Market Portfolio
    o TDAM U.S. Government Portfolio
    o TDAM Global Sustainability Fund
    o TDAM Institutional Municipal Money Market Fund
            • Institutional Class
            • Institutional Service Class
• Commercial Class

It is further understood and agreed that Rider No. 1 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 8, effective as of 12:01 a.m. on September 23, 2009 Standard Time at the Principal Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

TD ASSET MANAGEMENT USA FUNDS INC.

SECRETARY’S CERTIFICATE

     I, Jack Huntington, Secretary of TD Asset Management USA Funds Inc. (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company (including those who are not “interested persons” of the Company as defined in the Investment Company Act of 1940) at a meeting duly called and held on June 17, 2009 at which a quorum was present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

        RESOLVED, that the Directors, including a majority of the Independent Directors, approve the addition of the New Fund to the fidelity bond obtained by the Company, written by ICI Mutual Insurance Company (the “Fidelity Bond”) in the aggregate amount of $2,500,000, covering, among others, the officers and employees of the Company; and further

        RESOLVED, that the proper officers of the Company are authorized to pay the New Fund’s share of the premium that is payable with respect to such Fidelity Bond; and further

        RESOLVED, that the form and amount of the fidelity bond coverage and the payment of the premium, if any, to be paid by the New Fund thereunder are approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the amount of the insured bond, the amount of the premium of such bond, the value of the assets of the New Fund’s portfolio, the type of and terms of the arrangements made for the custody of the New Fund’s assets and the nature of the securities in which the New Fund will invest; and further

        RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to make all necessary filings and give the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

        RESOLVED, that the inclusion of the New Fund under the joint liability insurance policy issued by ICI Mutual Insurance Company in the aggregate amount of $5,000,000 (the “Joint Policy”) covering the Company and their respective Directors and officers generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Company be, and it hereby is, approved by the Board of Directors, including majority of the Independent Directors; and further

        RESOLVED, that the Board hereby determines that the New Fund’s participation under the Joint Policy is (i) in the best interests of the New Fund and (ii) the premium for the Joint Policy allocated to the New Fund, is fair and reasonable; and further

        RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Company and/or the New Fund, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I hereunto sign my name this 11th day of September 2009.

/s/ Jack P. Huntington Jack P. Huntington Secretary to the Company